UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month ended December 31, 2017
Commission File Number 0-28564

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QIAGEN N.V.
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Hulsterweg 82
5912 PL Venlo
The Netherlands
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒            Form 40-F   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On December 8, 2017, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) (the “Company”) provided notice to the NASDAQ Global Select Market (“NASDAQ”) that the Company intends to voluntarily delist its common shares, par value EUR 0.01 per share, from NASDAQ, intends to subsequently list such common shares on the New York Stock Exchange (“NYSE”), and expects that trading will commence on the NYSE on or about January 10, 2018 under the Company’s current trading symbol, “QGEN.”
The Company’s common shares will continue to trade under the ticker symbol “QGEN” on NASDAQ until the transfer of listing to the NYSE is completed. The trading of the Company’s common shares on the Frankfurt Stock Exchange, under the ticker symbol “QIA,” will remain unchanged.
On December 8, 2017, the Company issued a press release. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

BY:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date:	December 11, 2017

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated December 8, 2017

Exhibit 99.1
QIAGEN to transfer U.S. listing of global shares to NYSE

Germantown, Maryland, and Hilden, Germany, December 8, 2017 - QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) today announced that it is transferring the U.S. listing of its global shares to the New York Stock Exchange (NYSE) from the NASDAQ Global Market.

The transfer to the NYSE is expected to be effective on or about January 10, 2018. QIAGEN’s shares will continue to trade on the NASDAQ until the transfer is completed.

QIAGEN’s global shares will continue to trade under the ticker “QGEN” as part of the transfer to the NYSE. This transfer has no impact on the trading of QIAGEN’s global shares on the Frankfurt Stock Exchange under the ticker “QIA.”

“Many of the world’s greatest companies, including several of QIAGEN’s laboratory customers and pharmaceutical industry co-development partners, are listed on the NYSE. We look forward to joining them on this important global venue for equities, which will provide greater visibility within the healthcare sector and expand our global shareholder base. This transfer will also further raise the profile of QIAGEN and the value of our brand for helping make improvements in life possible through our Sample to Insight molecular testing solutions,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V.

"We look forward to a long-term relationship with QIAGEN,” said John Tuttle, Global Head of Listings for the New York Stock Exchange. “As a worldwide provider of molecular testing solutions for customers in the Life Sciences and Molecular Diagnostics, QIAGEN is a great addition to our community of innovative and globally recognized companies."

About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (forensics, veterinary testing and food safety), Pharma (pharma and biotech companies) and Academia (life sciences research). As of September 30, 2017, QIAGEN employed approximately 4,700 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.

Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, collaborations markets, strategy or operating results, including without limitation its expected adjusted net sales and adjusted diluted earnings results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition;

rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

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Contacts:

QIAGEN

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
e-mail: ir@QIAGEN.com		e-mail: pr@QIAGEN.com